UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): February 18, 2022

Collectable Sports Assets, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-4533006
(State or other jurisdiction of incorporation	(I.R.S. Employer
or organization)	Identification No.)

333 Westchester Avenue

Suite W2100
White Plains, New York 10604

(Full Mailing Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (914) 372-7337

Title of each class of securities issued pursuant to Regulation A to which this Form applies:

Series #SERIES #LEBRONROOKIESHOES

Item 9.          Other Events

Reference is made to the Amendment to Series #LEBRONROOKIESHOES (the “Series”) dated as of February 4, 2022 (the “Amendment”), which is filed as Exhibit 1.1 to this Current Report on Form 1-U of Collectable Sports Assets, LLC (the “Company”) and incorporated herein by reference. The Series Designation (which is Exhibit 326 to the Company's LLC operating agreement, as amended to date) with respect to the Series recently was amended to reflect that the Underlying Asset of the Series was now represented by a more recent Consignment Agreement (the “Revised Consignment Agreement”). That prior amendment was set forth in Exhibit 2.396 to the Company’s Offering Statement on Form 1-A (“POS #19”), as filed with the United States Securities and Exchange Commission on February 11, 2022. The Amendment is necessary to reflect a higher maximum dollar value of interests that the Series is authorized to issue to correspond with the pricing in the Revised Consignment Agreement as well as the revised terms of the Series Offering as described in POS #19.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amendment to Series #LEBRONROOKIESHOES dated as of February 4, 2022

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLECTABLE SPORTS ASSETS, LLC

	By:	CS Asset Manager, its managing member

Date: February 18, 2022	By:	/s/ Jarod Winters
Chief Financial Officer